Exhibit 21

LIST OF OFFICE DEPOT INC.’S SIGNIFICANT SUBSIDIARIES

Name	Jurisdiction of Incorporation
The Office Club, Inc.	California –United States
Office Depot International (UK) Limited	United Kingdom
Office Depot International B.V.	Netherlands
Office Depot Deutschland GmbH	Germany
Office Depot Overseas Limited (1)	Bermuda

(1)	Includes 82 subsidiaries in the same line of business including Office Depot International (UK) Limited, Office Depot International BV, and the Office Depot Deutschland GmbH.